UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Richard B. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 215,758,906 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 215,758,906 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,758,906 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 163,355,074 shares of Class V-3 common stock and 4,571,502 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT, of which Richard B. Cohen is trustee, (ii) 41,549,600 shares of Class V-3 common stock and 2,818,148 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc., of which Richard B. Cohen is the President and Chief Executive Officer, and (iii) 3,464,582 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust, of which Richard B. Cohen is trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 296,412,018 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 215,758,906 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 38.8% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC 2021 4 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 167,926,576 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 167,926,576 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 167,926,576 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 163,355,074 shares of Class V-3 common stock and 4,571,502 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The RBC 2021 4 Year GRAT. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 248,579,688 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 167,926,576 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 30.2% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS RJJRP Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,367,748 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,367,748 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,367,748 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of 41,549,600 shares of Class V-3 common stock and 2,818,148 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position as President and Chief Executive Officer of RJJRP Holdings, Inc. and his ownership interest therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 125,020,860 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 44,367,748 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 8.0% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,464,582 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,464,582 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,464,582 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 3,464,582 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of the Richard B. Cohen Revocable Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 84,117,694 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 3,464,582 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.6% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Perry Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,093,238 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,093,238 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,093,238 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of 3,938,126 shares of Class V-3 common stock and 155,112 shares of Class V-1 common stock held of record by the Reporting Person. The Reporting Person exercises all voting and dispositive power of such shares. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 84,746,350 shares of Class A common stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A common stock outstanding as of July 24, 2023 and (y) 4,093,238 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A common stock, (ii) 67,665,517 shares of Class V-1 common stock, and (iii) 407,528,941 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) as of July 24, 2023.

Explanatory Note

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022 and Amendment No. 2 to the Schedule 13D filed on January 13, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of the Reporting Persons (as defined below), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (“Symbotic”, the “Company” or the “Issuer”).

Further, this Schedule 13D Amendment removes Perry Cohen as a reporting person. As of July 24, 2023, as a result of issuance of Class A Common Stock by the Company, Perry Cohen ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock. This Schedule 13D Amendment constitutes an exit filing for Perry Cohen.

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is filed jointly by (i) Richard B. Cohen, (ii) RJJRP Holdings, Inc., (iii) The RBC 2021 4 Year GRAT, (iv) the Richard B. Cohen Revocable Trust and (v) Perry Cohen (collectively, the “Reporting Persons”). Richard B. Cohen is the sole trustee of The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust. Richard B. Cohen is the sole shareholder and the President and Chief Executive Officer of RJJRP Holdings, Inc. Perry Cohen is Richard B. Cohen’s son.

(b)	The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.

(c)	Richard B. Cohen, a natural person, is the Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer.

RJJRP Holdings, Inc., a Delaware corporation, is principally engaged in the business of holding and managing investments in the securities of the Issuer and other companies.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of RJJRP Holdings, Inc. (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

The RBC 2021 4 Year GRAT is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

The Richard B. Cohen Revocable Trust is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and his immediate family members, and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

Perry Cohen, a natural person, is currently employed as the Founder and Executive Director of The Venture Out Project.

(d)-(e)

During the last five years preceding the date of this filing, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Richard B. Cohen and Perry Cohen are citizens of the United States. RJJRP Holdings, Inc., The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust are organized in the jurisdiction set forth in Item 2(c).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units and Stock Purchase Agreement

On July 24, 2023 and following delivery of a Notice of Redemption (as defined below) to Symbotic Holdings, 3,565,062 shares of Class A Common Stock reported herein were issued upon redemption of 3,565,062 OpCo Units by the Richard B. Cohen Revocable Trust and subsequently sold to SVF II Strategic Investments AIV LLC (“SVF II”) on July 25, 2023 for an aggregate purchase price of $100,000,000 pursuant to the Stock Purchase Agreement (as defined below). 1,506,642 shares of Class V-3 common stock, par value $0.0001 per share (the “Class V-3 Common Stock”), and 2,058,420 shares of Class V-1 common stock, par value $0.0001 per share (the “Class V-1 Common Stock”), reported herein, equal to the aggregate number of the redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. Richard B. Cohen is treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock and shares of Class V-1 Common Stock cancelled and retired.

The Stock Purchase Agreement is summarized below in Item 6 which summary is hereby incorporated by reference into this Item 3.

Annuity Payment from The RBC 2021 4 Year GRAT

On May 19, 2023, the Richard B. Cohen Revocable Trust acquired 1,862,616 OpCo Units and the equivalent number of paired shares of Class V-1 Common Stock as a result of an annuity payment from The RBC 2021 4 Year GRAT. The annuity payment is summarized below in Item 6 which summary is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Richard B. Cohen has served as a member of the Issuer’s Board of Directors and as the Issuer’s President and Chief Product Officer since the Closing and has served as the Issuer’s Chief Executive Officer since November 19, 2022, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the lock-up contained in the Stock Purchase Agreement described in Item 6 of this Schedule 13D and the Issuer’s insider trading policy, the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Class A Common Stock, Class V-1 Common Stock or Class V-3 Common Stock now owned or hereafter acquired by him to one or more purchasers or pursuant to a trading plan adopted pursuant to Rule 10b5-1 of the Act, in each case, as appropriate for the personal circumstances of the Reporting Persons.

In addition to the foregoing, the Reporting Persons may engage in discussions from time to time with other members of the Issuer’s management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

The Reporting Persons (other than Perry Cohen) are in the aggregate beneficial owners of 208,369,256 shares of Class V-3 Common Stock and 7,389,650 shares of Class V-1 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons (other than Perry Cohen) may be deemed to be in the aggregate the beneficial owners of 72.8% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons (other than Perry Cohen) would hold in the aggregate assuming the conversion of all of each Reporting Person’s (other than Perry Cohen’s) shares of Class V-3 Common Stock and Class V-1 Common Stock, as applicable, into shares of Class A Common Stock, resulting in a total of (i) 296,412,018 shares of Class A Common Stock outstanding (which reflects the sum of (x) 80,653,112 shares of Class A Common Stock outstanding as of July 24, 2023 and (y) 215,758,906 shares of Class A Common Stock issuable on conversion of the Reporting Person’s (other than Perry Cohen’s) Class V-3 Common Stock and Class V-1 Common Stock, as applicable). Based on the total of 555,847,570 shares of the Issuer’s common stock outstanding as of July 24, 2023 (including (i) 80,653,112 shares of Class A Common Stock, (ii) 67,665,517 shares of Class V-1 Common Stock, and (iii) 407,528,941 shares of Class V-3 Common Stock), the Reporting Persons (other than Perry Cohen) collectively beneficially own in the aggregate 38.8% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) as of July 24, 2023.

RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock and 2,818,148 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein.

The RBC 2021 4 Year GRAT is the record holder of 163,355,074 shares of Class V-3 Common Stock and 4,571,502 shares of Class V-1 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC 2021 4 Year GRAT by virtue of his role as sole trustee of the trust.

The Richard B. Cohen Revocable Trust is the record holder of 3,464,582 shares of Class V-3 Common Stock. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust. Since the most recent filing on Schedule 13D by the Reporting Persons prior to this Schedule 13D Amendment, the Richard B. Cohen Revocable Trust acquired 1,862,616 OpCo Units and the equivalent number of paired shares of Class V-1 Common Stock as a result of an annuity payment from The RBC 2021 4 Year GRAT. On July 23, 2023, the Richard B. Cohen Revocable Trust entered into the Stock Purchase Agreement with, among others, SVF II, pursuant to which 3,565,062 OpCo Units were redeemed by the Richard B. Cohen Revocable Trust for the equivalent number of shares of Class A Common Stock which were sold to SVF II on July 25, 2023 for an aggregate purchase price of $100,000,000. Upon such redemption, 1,506,642 shares of Class V-3 Common Stock and 2,058,420 shares of Class V-1 Common Stock, equal to the aggregate number of the redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

Perry Cohen is the record holder of 3,938,126 shares of Class V-3 Common Stock and 155,112 shares of Class V-1 Common Stock. Perry Cohen exercises full voting and dispositive power over the shares of which he is the owner of record. As of July 24, 2023, as a result of issuances of Class A Common Stock by the Company, Perry Cohen is no longer the beneficial owner of more than five percent of the Class A Common Stock. Based on the nature of their relationship, Perry Cohen and Richard B. Cohen, who share a familial relationship, may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The Reporting Persons expressly disclaim the existence of any shared voting or dispositive powers between Perry Cohen and any of the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons’ knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any shares of Issuer’s common stock; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the shares of Issuer’s common stock beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any shares of Issuer’s common stock and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

(e)

As of July 24, 2023, as a result of issuances of Class A Common Stock by the Company, Perry Cohen ceased to own more than five percent of the Class A Common Stock. This Schedule 13D Amendment constitutes an exit filing for Perry Cohen.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Tax Receivable Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the other members of OpCo (the “TRA Holders”), including certain Reporting Persons, entered into that certain Tax Receivable Agreement (the “Tax Receivable Agreement”).

Pursuant to the Tax Receivable Agreement, the Issuer will generally be required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo’s assets resulting from (a) certain purchases of OpCo Units (including the purchases of the Purchase Units pursuant to the Unit Purchase Agreement), (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by OpCo and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer’s material obligations under the Tax Receivable Agreement, the Issuer’s obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer’s future taxable income.

Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, included with this Schedule 13D as Exhibit 99.2, and incorporated herein by reference.

Registration Rights Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the “Sponsor”), certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (the “Registration Rights Holders”), including certain Reporting Persons, entered into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”).

Pursuant to the A&R Registration Rights Agreement, the Issuer will agree to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders (as defined in the A&R Registration Rights Agreement) and the Sponsor (including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement provides for customary “demand” and “piggyback” registration rights. The A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, included with this Schedule 13D as Exhibit 99.3, and incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of OpCo

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, Symbotic, OpCo and each of the other members of OpCo entered into the Second A&R LLC Agreement, which, among other things, appointed Symbotic as the managing member of OpCo. The operations of OpCo, and the rights and obligations of its unitholders, including the following redemption rights, are set forth in the Second A&R LLC Agreement.

Following the Closing, each OpCo Unit may be redeemed by the holder thereof for shares of Class A Common Stock (or an equivalent amount in cash, at the option of the Issuer, subject to the provisions of the Second A&R LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Class A Common Stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Class V-3 Common Stock or Class V-1 Common Stock, as applicable, equal to the number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled by the Issuer.

In addition, the Issuer generally will have the right to require, in connection with a change of control of the Issuer, each OpCo unitholder to effect a redemption of all or a portion of such member’s OpCo Units together with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, included with this Schedule 13D as Exhibit 99.4, and incorporated herein by reference.

R. Cohen Side Letter

On December 12, 2021, in connection with Warehouse’s entry into an Investment and Subscription Agreement with Walmart Inc. (“Walmart”), Richard B. Cohen entered into a side letter with Walmart (the “Side Letter”), pursuant to which, so long as Richard B. Cohen is the beneficial owner of any equity interests of Warehouse, only during the Build Out Phase (as defined in the Second Amended and Restated Master Automation Agreement, dated as of May 20, 2022 (the “MAA”), by and among Walmart, Symbotic LLC and Warehouse), Richard B. Cohen shall, among other things:

•

provide Walmart with a written notice in the event Richard B. Cohen or any member of the Cohen Group (as defined in the MAA) or, to the actual knowledge of Richard B. Cohen, any other current or future owner of interests in OpCo or its subsidiaries, determines to explore strategic alternatives that would reasonably be expected by Richard B. Cohen to result in a sale of 25% or more of the voting power of the then-issued and outstanding capital stock of Symbotic LLC (a “Substantial Sale”) or a change of control of Symbotic LLC, or receives a bona fide written offer or proposal from a third party with respect thereto;

•

to the extent not in conflict with or breach or violation of applicable law (including fiduciary duties), not enter into a definitive agreement with respect to such Substantial Sale or change of control without having provided Walmart a certain period of prior notice, or otherwise limit his or their ability (including through the imposition of a break-up fee) to pursue a Substantial Sale to Walmart or change of control of Symbotic LLC with Walmart during such period;

•

if Richard B. Cohen or any other member of the Cohen Group or, to the actual knowledge of Richard B. Cohen, any other current or future owner of interests in OpCo or its subsidiaries, begins a process to explore strategic alternatives that would reasonably be expected by Richard B. Cohen to result in a Substantial Sale by Richard B. Cohen or any member of the Cohen Group or a change of control of Symbotic LLC, then, in good faith and to the extent not in conflict with or breach or violation of applicable law (including fiduciary duties), allow Walmart to participate therein on substantially similar terms and conditions applicable to all other third party participants in such process, including with respect to the application of criteria of inclusion or exclusion in such process; and

•	provide Walmart written notice of the consummation of a Substantial Sale by Richard B. Cohen or any member of the Cohen Group or a change of control of Symbotic LLC within four business days thereof.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Side Letter, included with this Schedule 13D as Exhibit 99.5, and incorporated herein by reference.

Stock Purchase Agreement

Contemporaneously with the Issuer’s entry into that certain Framework Agreement related to the formation of GreenBox Systems LLC as a strategic joint venture between the Issuer, SVF II and certain related parties, on July 23, 2023, SVF II entered into a stock purchase agreement (the “Stock Purchase Agreement”) with the Richard B. Cohen Revocable Trust and The RBC Millennium Trust (together with the Richard B. Cohen Revocable Trust, the “Sellers”) to purchase 17,825,312 shares of Class A Common Stock from Sellers for an aggregate purchase price of $500,000,000.

On July 23, 2023, the Richard B. Cohen Revocable Trust submitted a written notice of redemption (the “Notice of Redemption”) to Symbotic Holdings, to exercise the redemption rights as set forth in the Second A&R LLC Agreement and redeem 3,565,062 OpCo Units held by the Richard B. Cohen Revocable Trust for 3,565,062 shares of Class A Common Stock. The redemption was effectuated on July 24, 2023. Upon effectiveness of the redemption, 1,506,642 shares of the Class V-3 Common Stock and 2,058,420 shares of Class V-1 Common Stock owned by the Richard B. Cohen Revocable Trust, equal to the aggregate number of its redeemed OpCo Units, were transferred to the Issuer and cancelled and retired by the Issuer.

The Stock Purchase Agreement contains customary representations and warranties by SVF II and Sellers. The Stock Purchase Agreement also contains, among other things, customary covenants regarding (i) the effectuation of the redemption of the OpCo Units, (ii) the six-month transfer restriction on the Lock-Up Shares (as defined in the Stock Purchase Agreement) held by the Cohen Group, and (iii) the compliance with the Side Letter.

The sale of shares of Class A Common Stock pursuant to the Stock Purchase Agreement closed on July 25, 2023 pursuant to which the Richard B. Cohen Revocable Trust sold the 3,565,062 shares of Class A Common Stock issued in the redemption to SVF II for a purchase price of $100,000,000.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 99.6 to this Schedule 13D Amendment.

Joint Filing Agreement

This Schedule 13D Amendment is filed pursuant to the Joint Filing Agreement, dated as of June 17, 2022 (the “Original Joint Filing Agreement”), by and among the Reporting Persons, which was attached as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on June 17, 2022.

On July 25, 2023, the Reporting Persons entered into a new Joint Filing Agreement to replace the Original Joint Filing Agreement in which the Reporting Persons (other than Perry Cohen) agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.1 and is incorporated herein by reference.

Annuity Payment from The RBC 2021 4 Year GRAT

During the first quarter of each year, the Richard B. Cohen Revocable Trust receives an annuity amount from The RBC 2021 4 Year GRAT under the trust agreement governing The RBC 2021 4 Year GRAT, assuming that The RBC 2021 4 Year GRAT has not expired. The number of OpCo Units and the equivalent number of paired shares of Class V-1 Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution due date, as well as other factors set forth under the trust agreement governing The RBC 2021 4 Year GRAT, and therefore cannot be calculated until the date of distribution.

On May 19, 2023, The RBC 2021 4 Year GRAT distributed 1,862,616 OpCo Units and the equivalent number of paired shares of Class V-1 Common Stock held by The RBC 2021 4 Year GRAT to the Richard B. Cohen Revocable Trust as a result of an annuity payment.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

99.1	Joint Filing Agreement by and among certain Reporting Persons, dated as of July 25, 2023.

99.2	Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

99.3	Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

99.4	Second Amended and Restated Limited Liability Agreement of Symbotic Holdings LLC, dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

99.5*	Side Letter, dated as of December 12, 2021, between Richard B. Cohen and Walmart Inc. (incorporated by reference to Exhibit 7 to Form SC 13D filed by Richard B. Cohen on June 17, 2022).

99.6	Stock Purchase Agreement, dated as of July 23, 2023, by and among The RBC Millennium Trust, the Richard B. Cohen Revocable Trust and SVF II Strategic Investments AIV LLC.

*

Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2023

/s/ Richard B. Cohen
Richard B. Cohen

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

THE RBC 2021 4 YEAR GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

RICHARD B. COHEN REVOCABLE TRUST

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

/s/ Perry Cohen
Perry Cohen